Exhibit 12.1

GTC Biotherapeutics, Inc.

Ratio of Earnings to Fixed Charges

	December 31, 2000	December 30, 2001	December 29, 2002	December 28, 2003	January 1, 2005	Six Months Ended July 3, 2005
Income (Loss) before income taxes	(13,817)	(18,792)	(24,320)	(29,537)	(29,493)	(15,153)
Fixed charges	1,314	1,200	859	1,133	1,548	943
Preferred stock dividends	(74)	—	—	—	—	—

Earnings / (loss) (as defined)	(12,577)	(17,592)	(23,461)	(28,404)	(27,945)	(14,210)

Fixed Charges:
Interest expense/amortization of debt issuance costs	1,001	746	439	508	951	612
Preferred stock dividends	74	—	—	—	—	—
Rental expense—33%	239	454	420	625	597	331

Total fixed charges	1,314	1,200	859	1,133	1,548	943

Deficiency of earnings available to cover fixed charges	(13,891)	(18,792)	(24,320)	(29,537)	(29,493)	(15,153)
Ratio of earnings to fixed charges	—	—	—	—	—	—